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                                  EXHIBIT 21


                 SUBSIDIARIES OF COMMERCE NATIONAL CORPORATION


              As of the date of this report, Commerce National Corporation ("CNC") owned all of the outstanding capital stock of the National Bank of Commerce, a national banking organization and Commerce National Mortgage Company, a Florida corporation established to process residential mortgages which commenced and ceased operations during fiscal year 1988.